RatHaus

German inspired food, freshly tapped beer, community owned.


RatHaus

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Amount Raised	Investors	Days Left
$0	0	92

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.



Tempe, AZ   Follow for updates

Pitch   Team   Fundraising   Comments

Description of the Business



Snapshot of our Business
- $2.5 to $3.5 million projected annual revenue range in first year
- 60+ years of combined experience in restaurant management and ownership by team
- One-of-a-kind restaurant concept that combines German food, aesthetics, and tradition
- Community-focused business model which includes foundational local investors
- Excellent location in affluent area, with easy access to Arizona State University,

RatHaus will be directly managed by the acclaimed chef, restaurateur, and creator of the RatHaus concept, Mark DiMartino. Mark brings a wealth of restaurant management expertise to the RatHaus team. In 2003, he created the Tilted Kilt Pub & Eatery, a bar and restaurant franchise. The Tilted Kilt concept has expanded to over 100 locations and $250 million in annual revenue.

The RatHaus restaurant will feature antique German styled furniture, tableware, and artwork. The RatHaus menu will feature German dishes, such as schnitzel and sausages, as well as burgers, sandwiches, and appetizers prepared with the freshest local ingredients.

RatHaus Tempe will be the Company's first location. The Company's ultimate objective is to grow and develop its concept in multiple domestic and international markets.

Risk Disclosure: Actual results may vary from any projection we present.

RatHaus may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors believed by management to influence our business operations. Projections do not, and cannot, take into account such factors as market fluctuations, economy changes, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

This page includes highlights from the robust business plan, demographic data of the target market, and a summary of the opportunity for investors.

Overview of RatHaus

Overview of RatHaus

RatHaus is
A town hall and gathering space where people feel truly invested in their community; a place where they come together to share meals, ideas and connection.

The location has a history of success. The current business is in the same industry

as RatHaus and has generated more than $4 million in annual revenue for 10 consecutive years. The location is in close proximity to a large number of businesses and high-income households. RatHaus is confident it can achieve same or better revenue performance.

RatHaus will serve a wide selection of American, German, and international beers, spirits, and liquors. The restaurant will feature a mix of German and traditional American rock music, with occasional live entertainment and performances. The restaurant will have a maximum occupancy of 175 people. Servers will be dressed in German-inspired traditional clothing.

UNIQUE MENU ITEMS

PAPA'S POUTINE

ALPINE VILLAGE INN CHICKEN SOUP

THE BAUER'S GIFT

FIRE RIDERS BURGERMEISTER

NOVEMBERFEST 1964

FRANKFURTER RIPPER

KNODELS



Food:

- Appetizers: $8.50 to $14.00
- Burgers and Sandwichers: $12.50 to $14.50
- Traditional German Dishes: $16.00 to $19.00
- Desserts: $5.00 to $7.00

Drink

- German Draft Beers: $8.50
- American Draft Beers: $7.00
- Specialty Draft Beers: $9.50
- Wine: $6.00
- Spirits and Liquor: $7.00
- Specialty Cocktails: $10.00

Refer to pages 35 - 43 in the business plan to see the entire planned food and drink menu.

The Location







West Warner Road in Tempe, Arizona.

- The only German-inspired restaurant in the Greater West Warner area
- Located in a popular and high foot traffic area neighboring very established, successful and busy restaurants
- Hours: Sundays to Thursdays from 11:30 AM to 11:00 PM, and Fridays and Saturdays from 11:30 AM to 1:00 AM



Tempe has one of the highest levels of disposable income in Arizona. In 2016, the median and average household income within a 3 mile radius of the RatHuas location was $68,045 and $87,952, respectively; much higher than the Arizona average. Extending the radius to 5 miles, income levels in the area is still higher than the state averages.

Use of Funds and Financial Projections



37% WORKING CAPITAL
27% FF&E
24% LOCATION BUILD-OUT
12% INTANGIBLE ASSETS

The funding required will be allocated to multiple areas including the initial location build-out, intangible assets like the primary marketing budget and professional fees, furniture, fixtures, and equipment, website development, permits, and a moderate balance of working capital.

FINANCIAL PROJECTIONS

Revenue	Monthly		Year 1	
Food	$175,000	60%	$1,800,000	60%
Beverage	$8,750	3%	$90,000	3%
Liquor	$29,167	10%	$300,000	10%
Beer	$70,000	24%	$720,000	24%
Wine	$8,750	3%	$90,000	3%
Total Revenue	$291,667	100%	$3,000,000	100%

Revenue	Year 2	Year 3	Year 4	Year 5
Food	$1,890,000	$1,984,500	$2,083,725	$2,187,910
Beverage	$94,500	$99,225	$104,186	$109.390
Liquor	$315,000	$330,750	$347,288	$364,650
Beer	$756,000	$793,800	$833,490	$875,160
Wine	$94,500	$99,225	$104,186	$109,390
Total Revenue	$3,150,000	$3,307,500	$3,472,875	$3,646,510

Assumes Year 1 Total Revenue of $3,000,000 and year over year growth of 5%

In-depth analysis of area demographics, revenue projections and assumptions, industry outlook, trends, and product segmentation is included in the 44 page business plan.

Risk Disclosure: Actual results may vary from any projection we present.

RatHaus may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors believed by management to influence our business operations. Projections do not, and cannot, take into account such factors as market fluctuations, economy changes, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Investment Opportunity and Return Potential

REG CF
- Investment of Income Sharing Promissory Notes
- Investors receive 70%
of net income every
6 months after the 1st year
- Total payment will be
2x the investment
REG D
- Preferred Membership Interest
in our first location

Seeking $900,000 from anyone under Regulation Crowdfunding and Accredited Investors under Regulation D.

Investor Perks

INVESTMENT AMOUNT
OFFERING PERK
$250
Invite to the opening party


$500
5 % Discount Card*
& Invite to party
$1,000
5 % Discount Card*
Invite to party & T-Shirt
$2,000
10 % Discount Card*
Invite to party & T-Shirt
$15,000
15 % Discount Card*
Invite to party & T-Shirt
$100,000
20 % Discount Card*
Invite to party & T-Shirt
Rat Haus

*The Discount Card includes the following limitations: (1) applicable to one location; (2) may not be combined with other discounts; (3) each card is limited to one individual and is non-transferable; (4) card must be present to receive the discount; (5) the card does not expire.

Risks & Disclosures

Risks & Disclosures

10b-9 Compliance

Will insider* investments be accepted for this offering?

To the best of the knowledge of the Issuer, insider investments are not anticipated at this time. Upon the future investment of an insider, such information will be disclosed here.

If yes, these are the names of the insiders that have invested or are expected to invest:

N/A.

What is the maximum amount of investment that will be accepted from insiders?:

Any above listed individual may invest up to the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offering's minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

*Definitions:

Transactions for or on behalf of the issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the issuer.
- "officer" means an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or

subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

- "immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.
- "control person" person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer
- "control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

** This offering will only close if the minimum offering contingency is fully met with non-insider purchases.

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RatHaus

German inspired food, freshly tapped beer, community owned.



Share

Tweet

Amount Raised ⓘ	Investors ⓘ	Days Left ⓘ
$0	0	92

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

 Pitch   **Team**   Fundraising   Comments

Management



Mark DiMartino

President/Managing Member Elias Restaurant Group, LLC

Mark DiMartino has more than thirty years of experience in the restaurant industry. An accomplished chef and Restaurateur, his vision and passion have earned him numerous accolades such as Restaurateur of the Year for the State of Nevada in 2000 and the Governor's Tourism Award in 2004 for the Tilted Kilt Pub & Eatery. Mark was the first independent restaurateur to operate a non-union full service restaurant within a major hotel, resort, or casino, opening the door for both properties and operators to explore partnerships that have positively impacted the culinary scene in Las Vegas.

Offering a rare blend of creative and operational strengths, Mark has and continues to develop exciting new restaurant concepts and ideas. With expertise in design and layout, menu development and costing, operations and product procurement, his diversified experience has given him a well-rounded, detail oriented skillset that will undoubtedly serve to help RatHaus on its rise to success. Investors should note that although Mark will obviously be bringing his industry experience and expertise to bear on the rise of the RatHaus concept, Mark remains a minority member of the Tilted Kilt concept (TKFO), and Mark has no intention to develop the RatHaus concept into a restaurant similar to Tilted Kilt.

Mark is also currently the President of Let's Eat Incorporated and Hob Nob Hospitality, LLC. He has been President of Let's Eat Incorporated since 2001 and

Hob Nob Hospitality, LLC 2014. In addition, he attended both the University of Las Vegas and Clark County Community College for business and is FMP and Serve Safe Certified. He served on the Board of Directors of the Nevada Restaurant Association from 1991 – 2005. In 1999 he sat as Vice Chairman of the Board and in 2000 was elected Chairman.

Scott Kuehn

General Manager - RatHaus Tempe

Scott Kuehn, a graduate of Cal State Northridge with a degree in Communication Studies, is a veteran of the restaurant industry. He began his management career at The Malibu Sea Lion restaurant in 1989, where he was responsible for the ordering, inventory and storage of all liquor and bar supplies, scheduling of the staff and insuring the daily receipt deposits. From here he was transferred to the world famous Gladstone's 4 Fish, the busiest restaurant in California at the time, where his composure and ability to work in an extremely high volume facility truly became evident. It was during his time here that he met the owners of the original Shark Club, who eventually lured him out to Las Vegas.

In Las Vegas, Scott served hundreds and thousands of customers on a nightly basis, over the course of two and a half years. As the General Manager of the Shark Club, Scott was accountable for the complete functioning of the club in its daily operations. The time Scott spent at the Shark Club, developing relationships with the staff and clientele, helped to establish his place in the Las Vegas hospitality industry.

Scott left the Shark Club in 1996 for the opportunity to join Planet Hollywood and the Official All Star Café in Las Vegas. Here, he learned and practiced all the intricacies of operating high profile venues on the Las Vegas Strip. Following this, he spent four years with Z' Tejas Southwestern Grill where his appreciation for fresh ingredients, unique menu items and made-from-scratch cooking was greatly enhanced. This was followed by a short stint with the Roadrunner Saloon in Henderson where he learned all about the Las Vegas slot tavern and gaming industry.

Scott has worked with Mark DiMartino over the past 8 years on various restaurant projects. During this time, they have developed several restaurant concepts including Due Pizzeria and Grind Burger Bar. At the Tempe location,

Scott will oversee the general operations of the staff, including training and general management.



Donald Hulke

Finance

Don Hulke, through the Hulke Consulting Group, has worked with small businesses across Arizona and the American Southwest since 2011. Don also manages Hulke Restaurants Holdings, LLC, the manager of RatHaus Restaurants, LLC.

Don is also currently on the Board of Directors for the Arizona Chapter of the Risk Management Association. Don graduated from the Barrett Honors College of Business at Arizona State University.

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---

VISIT & SAY HELLO

1538 20th St. 2nd Floor
Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

FOLLOW US



RatHaus

German inspired food, freshly tapped beer, community owned.



Amount Raised ⓘ	Investors ⓘ	Days Left ⓘ
$0	0	92

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

   Pitch   Team   **Fundraising**   Comments

Reg CF Offering Summary

Anyone can invest within SEC-defined limits in Regulation CF offerings.

Amount Raised	$0.00	**Investors**	0
Security Type	Income Sharing Promissory Note	**Shares Offered**	1
Offering Min ⓘ	$250,000	**Offering Max** ⓘ	$900,000

📄   **Income Promissory Note Subscription Agreement**   View

📄   **Income Promissory Note**   View

Reg D Offering Summary

Reg D Offering Summary

Investors in Regulation D offerings must be accredited and are not subject to SEC investment limits.

Amount Raised	$0.00	**Investors**	0
Security Type	Membership Interest	**Shares Offered**	1
Offering Min ⓘ	N/A	**Offering Max** ⓘ	$900,000

📄 **Membership Subscription Agreement**	View
📄 **RatHaus Tempe, LLC Operating Agreement**	View

Additional Details

Price Per Unit	N/A

Diligence Documents

Diligence Documents

📄 Form C		View
📄 Offering Memorandum		View
📄 Risks & Disclosures (also viewable in "Offering Memorandum")		View
📄 Financial Statements		View
📄 Business Plan		View

Browse Companies   Investors   Raise Capital   FAQ   Blog   About   Careers   Press   Contact

VISIT & SAY HELLO

📍 1538 20th St. 2nd Floor
Santa Monica, CA 90404

📱 (310) 504-3706

✉️ contact@flashfunders.com

FOLLOW US



RatHaus

German inspired food, freshly tapped beer, community owned.



Amount Raised ⓘ	Investors ⓘ	Days Left ⓘ
$0	0	92

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

   Pitch   Team   Fundraising   **Comments**

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VISIT & SAY HELLO

1538 20th St. 2nd Floor
Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

FOLLOW US



